March 29, 2019

Davide Murgio
Secretary
One Madison Corp
3 East 28th Street
8th Floor
New York City, NY 10016

       Re: One Madison Corp
           Form S-4 filed March 1, 2019
           File No. 333-230030

Dear Mr. Murgio:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed March 1, 2019

Summary Term Sheet, page 6

1. Please briefly highlight the anticipated tax consequences from the transactions described in this document and any material uncertainty regarding those consequences. Please also expand the last bullet point on this page to explain any material differences between Class
       A, B and C shares.
Prior to the domestication, , page 72

2. Please file the consent of counsel referenced in the second paragraph on page 73.
One Madison Delaware's proposed organizational documents , page 82

3. We note that your forum selection provision identifies the Court of Chancery of the State
 Davide Murgio
FirstName LastNameDavide Murgio
One Madison Corp
Comapany2019
March 29, NameOne Madison Corp
March 29, 2019 Page 2
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FirstName LastName
         of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.
Background of the Business Combination, page 106

4. Please revise to clarify the aggregate proposed purchase price included in the August 9 and September 12, 2018 indications of interest.
5. We note the disclosure on page 108 regarding a downward revision in One Madison's view of Ranpak's adjusted EBITDA and on page 109 regarding a downward revision in
         One Madison's view of Ranpak's topline growth and margin expectations. Please revise to clarify and quantify the extent of those downward revisions.
6. Please revise to clarify the "certain market perspectives and certain valuation perspectives with respect to Ranpak and the proposed transaction," as noted on page
112. Please also
         refer to Items 4(b) and 21(c) to Form S-4.
One Madison's Board of Directors' Reasons for Approval of the Business Combination, page 112

7. We note the extensive positive reasons cited in this section, such as the significant market opportunity and growth potential, attractive margins, strong visibility into revenue, compelling financial metrics and valuation and an attractive financial profile. We note similar disclosures on pages 179 and 180. Please clarify how the downward revisions referenced in pages 108 and 109 are consistent with these reasons. Also clarify how those revisions were considered by your board in reaching its conclusions regarding the positive reasons cited in your disclosure.
U.S. Federal Income Tax Considerations, page 129

8. It appears from your disclosure that the tax treatment for the transactions you mention is uncertain and that those transactions may not be taxable. We note, for example, your disclosure on page 136 as to what the tax consequences of the domestication "should" be.
         Please file the opinion required by Item 601(b)(8) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3- Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
 Davide Murgio
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One Madison Corp
Comapany2019
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171

9. Please expand your disclosure of intangible assets in footnote (C) to explain how you determined the fair value estimates of the assets and the significant underlying assumptions utilized. In addition, disclose the potential effects of uncertainties regarding the assets' respective amortization periods.
Our Business Model, page 183

10. Please revise to clarify how the paper consumables you sell work exclusively with your packaging systems.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting the Comparability of Ranpak's Results of Operations, page 192

11. You state that your depreciation and amortization, including the depreciation components of cost of sales, are expected to change, possibly significantly, reflecting the valuations of property, plant, and equipment and intangible assets with finite useful lives. Please expand your disclosure to include an estimate for the annual increase in depreciation and amortization expense.
Results of Operations, page 196

12. Your disclosure, like on pages 179 and 192, indicates that your sales consist of packaging systems as well as consumables, contrary to your disclosure on page 183 that substantially all sales relate to consumables. Please revise to clarify the portion of your net sales for each period that was comprised of packaging systems and the portion comprised of consumables. Also revise to clarify the impact changes in price and volume had on net sales. We note, for example, disclosure that paper prices increased by 12% in 2018 and that you raised product prices in response. However, the extent of the increase is unclear.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracie Mariner at (202) 551-3744 or Terence O'Brien, Accounting
Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek, Special Counsel, at (202) 551-
3641 or Amanda Ravitz, Assistant Director, at (202) 551-3528 with any other questions.
 Davide Murgio
One Madison Corp
March 29, 2019
Page 4



                                  Sincerely,
FirstName LastNameDavide Murgio
                                  Division of Corporation Finance
Comapany NameOne Madison Corp
                                  Office of Manufacturing and
March 29, 2019 Page 4             Construction
FirstName LastName